Exhibit 99.1

FANGDD ANNOUNCES US$34,320,000 CONVERTIBLE NOTE ISSUANCE IN CONNECTION WITH ASSET ACQUISITION AND PROPOSED ISSUANCE OF CLASS C ORDINARY SHARES

SHENZHEN, China, October 24, 2025 (GLOBE NEWSWIRE) -- Fangdd Network Group Ltd. (Nasdaq: DUO) (“FangDD” or the “Company”), a customer-oriented property technology company in China, today announced that it has entered into a convertible note purchase agreement (the “Purchase Agreement”), pursuant to which the Company will issue a convertible promissory note (the “Note”) in a principal amount of US$34,320,000 to an investor through private placement.

The Note will be issued to satisfy the Company’s certain payment obligations under an asset purchase agreement dated September 29, 2025 by and between the Company and the investor. Detailed information about the asset purchase agreement can be found in the Company’s current report on Form 6-K furnished to the U.S. Securities and Exchange Commission (the “SEC”) on September 30, 2025. The issuance of the Note is subject to the satisfaction of customary closing conditions.

The Note will mature in 364 days after issuance without bearing interest. Prior to the full repayment of the outstanding principal amount, the Note is convertible into Class A ordinary shares (the “Class A Ordinary Shares”) at the option of the Note holder, at a conversion price of US$1.0409. If not previously converted, the outstanding principal amount of the Note will automatically convert into Class A Ordinary Shares on the maturity date. The Note will be an unsecured general obligation of the Company. The foregoing description of the Note and the Purchase Agreement is qualified in its entirety by reference to its full text, which will be furnished to the SEC on a current report on Form 6-K.

To maintain a stable corporate structure following the potential conversion of the Note, the Company entered into a share subscription agreement with ZX INTERNATIONAL LTD, a British Virgin Islands company controlled by Mr. Xi Zeng, the chairman of the board of directors and chief executive officer of the Company. Pursuant to this agreement, the Company has agreed to sell and issue up to 12,731 Class C ordinary shares of the Company with the same rights, privileges and restrictions approved by the board of directors on November 29, 2022 to ZX INTERNATIONAL LTD, if the Company receives a conversion notice from the Note holder, subject to the limitations set forth in the share subscription agreement. The per share purchase price will be calculated based on the average closing price of the Company’s Class A Ordinary Shares for the 15 trading days prior to the closing notice date. The foregoing description of the share subscription agreement is qualified in its entirety by reference to its full text, which will be furnished to the SEC on a current report on Form 6-K.

The sale and issuance of the Note (and the Class A Ordinary Shares upon conversion of the Note) and the Class C ordinary shares are exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”) pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering and is made in reliance on, and in compliance with, Regulation D and/or Regulation S under the Securities Act, as applicable.

About FangDD

Fangdd Network Group Ltd. (Nasdaq: DUO) is a customer-oriented property technology company in China, focusing on providing real estate transaction digitalization services. Through innovative use of mobile internet, cloud, big data, artificial intelligence, among others, FangDD has fundamentally revolutionized the way real estate transaction participants conduct their business through a suite of modular products and solutions powered by SaaS tools, products and technology. For more information, please visit http://ir.fangdd.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “hope,” “going forward,” “intend,” “ought to,” “plan,” “project,” “potential,” “seek,” “may,” “might,” “can,” “could,” “will,” “would,” “shall,” “should,” “is likely to” and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about the Company’s beliefs and expectations are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided in this press release is as of the date of this press release and is based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Ms. Linda Li

Director, Capital Markets Department

Phone: +86-0755-2699-8968

E-mail: ir@fangdd.com